Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES REVISED REVENUE EXPECTATIONS FOR FOURTH QUARTER FISCAL YEAR 2013

Ottawa, Canada, March 4, 2013  - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, announced today revised revenue expectations for its fourth quarter fiscal year 2013, ended February 28, 2013, of approximately $30 million. The main area of shortfall behind the revised revenue guidance is lower revenue from Nokia Siemens Networks during the fourth quarter when compared to Q3 FY13. These revised revenue expectations are preliminary, have not been reviewed by DragonWave’s external auditors, and are subject to completion of customary quarterly closing and internal and external review procedures.

DragonWave also confirmed it has initiated further cost improvement measures.

Figures are in U.S. dollars and in accordance with U.S. generally accepted accounting principles.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

Forward-Looking Statements

Certain statements in this release, including the revised estimate of revenue for the fourth quarter of fiscal year 2013 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties, including confirmation through DragonWave’s customary quarterly closing and internal and external review procedures as indicated above. Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave’s Annual Information Form dated May 11, 2012 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024